UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-14077

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.
3250 Van Ness Avenue
San Francisco, CA 94109
(415) 421-7900

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SIGNATURES
EXHIBIT INDEX
EXHIBIT 23.1
EXHIBIT 99.1

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK
INCENTIVE PLAN

Financial Statements for the
Years Ended December 31, 2002 and 2001,
Supplemental Schedule as of December 31,
2002 and Independent Auditors’ Report

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

Page
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

Supplemental Schedule of Assets Held for Investment Purposes	8

INDEPENDENT AUDITORS’ REPORT

Administrative Committee,
Williams-Sonoma, Inc.
Associate Stock Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
San Francisco, California
June 27, 2003

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:

Investments, at fair value:
Williams-Sonoma, Inc. Stock Fund	$71,426,220	$57,177,163

Mutual funds:
Dodge & Cox Balanced Fund	3,665,100	2,898,788
Vanguard Federal Money Market Fund	1,326,765	838,932
Dodge & Cox Stock Fund	221,263	—
PIMCO Total Return A Fund	104,822	—
PIMCO Small Cap Value A Fund	47,853	—
SSgA S&P 500 Index Fund	26,863	—
MFS Massachusetts Investors Growth Stock A Fund	16,973	—
Templeton Foreign A Fund	2,707	—

Total Mutual Funds	5,412,346	3,737,720

Cash equivalents	903,348	812,243

Loans to participants	1,660,234	—

Total investments	79,402,148	61,727,126

Receivables:
Employee contributions	628,485	436,089
Employer contributions	446,721	214,899

Dividend and interest income receivable	933	2,906

NET ASSETS AVAILABLE FOR BENEFITS	$80,478,287	$62,381,020

See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$14,648,714	$29,991,878
Interest and dividends	130,607	139,450

Total investment income	14,779,321	30,131,328

Contributions:
Employee	7,012,084	5,657,919
Employer	5,069,976	3,674,014

Total contributions	12,082,060	9,331,933

TOTAL ADDITIONS	26,861,381	39,463,261

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	8,764,114	4,538,117

NET INCREASE	18,097,267	34,925,144

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	62,381,020	27,455,876

End of year	$80,478,287	$62,381,020

See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General - The Williams-Sonoma, Inc. Associate Stock Incentive Plan is a defined contribution plan covering eligible salaried and hourly employees. The Plan was created to provide savings opportunities to the employees of Williams-Sonoma, Inc. (the “Company”). The Plan became effective as of February 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), is tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and contains arrangements under Section 401(k) and 401(m) of the Internal Revenue Code.

Contributions - The Plan allows participants to defer a portion of their income and have such amounts paid into the Plan, thus reducing the participants’ taxable income. As of November 1, 2002, participants are allowed to contribute to the Plan pre-tax distributions from other qualified plans and arrangements that are eligible to be rolled over. Full-time regular employees who are at least 21 years old may participate 30 days after their date of hire. Part-time and casual employees who are at least 21 years old may participate 30 days after their completion of 1,000 hours of service with the Company within a 12-month period. Temporary employees are not eligible to become participants. Participants may defer up to 15% of their eligible pay (base salary and overtime, subject to a $200,000 limitation and adjustments) each pay period (4% for certain higher paid employees). The Company matches 100% of each participant’s deferrals that are invested in the Williams-Sonoma, Inc. Stock Fund each pay period, up to 6% of the participant’s eligible pay for the pay period. During 2002 and 2001, federal income tax rules generally limited the maximum salary deferral contributions by an employee to $11,000 and $10,500, respectively.

Participant Accounts - The Plan maintains individual accounts for participants. The Plan permits participants to direct their own contributions into the available investment alternatives. The investment alternatives available to participants during 2002 and 2001 were as follows:

•	Williams-Sonoma, Inc. Stock Fund — consists of Williams-Sonoma, Inc. common stock

•	Dodge & Cox Balanced Fund – a balanced fund invested in stocks and bonds

•	Vanguard Federal Money Market Fund – a fixed income fund invested in short-term loans to the U.S. Federal Government

As of November 1, 2002, the following additional investment alternatives were available to participants:

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies

•	PIMCO Total Return A Fund – a bond fund invested in U.S. corporate and government bonds

•	PIMCO Small Cap Value A Fund – a small cap value fund invested in stocks of smaller, typically fast-growing U.S. corporations

•	SSgA S&P 500 Index Fund – an index fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average

•	MFS Massachusetts Investors Growth Stock A Fund – a large cap growth fund invested in stocks of large U.S. companies whose results are included in the S&P 500 average

•	Templeton Foreign A Fund – a foreign stock fund invested in stocks of large international non-U.S. companies

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and earnings (or losses). Participants can transfer amounts that are not invested in the Williams-Sonoma, Inc. Stock Fund freely among the available funds. Participants can transfer their own contributions in the Williams-Sonoma, Inc. Stock Fund to other funds, provided they have been invested in the Williams-Sonoma, Inc. Stock Fund for at least a calendar quarter. This transfer opportunity was not available before November 2002. Company contributions (and earnings) are always invested in the Williams-Sonoma, Inc. Stock Fund and cannot be transferred to other funds.

Nonparticipant Accounts - The Plan maintains a short-term investment account to invest funds prior to their transfer into one of the participant investment funds, prior to distribution to a terminated participant or prior to the execution of interfund transfers. Amounts related to the short-term investment account are included as cash equivalents in the statement of net assets available for benefits.

Significant changes in the fund balance of the short-term investments consisted of interest income of $15,384 and $23,166 in 2002 and 2001, respectively. Transfers from participant-directed investments were $345,996 and $811,542 in 2002 and 2001, respectively.

Participant Loans – As of November 1, 2002, participants who are employed by the Company are allowed to borrow from their individual account a minimum of $1,000 up to a maximum equal to $50,000 (reduced by the highest outstanding loan amount during the preceding year) or if less, 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear interest at a rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of each calendar month. Principal and interest are paid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loan balance must be paid in full by the last day of the calendar quarter after the calendar quarter in which the participant leaves the Company or the outstanding balance of the loan will be treated as a taxable distribution from the Plan.

Vesting - Participants are immediately 100% vested in their salary deferral contributions, rollover contributions and any earnings attributable thereto. A participant vests 20% each year of service in his or her Company contributions and earnings attributable thereto and is 100% vested after five years of service. If a participant terminates employment prior to full vesting and either takes a distribution of the vested portion or has a break-in-service of five years, any unvested Company contributions and earnings attributable thereto are forfeited and used to reduce the amount of future Company contributions.

Forfeitures represent unvested Company matching contributions that will be used to offset future Company contributions.

Payment of Benefits - Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. Distribution of a participant’s benefits may be made in cash, Company common stock (to the extent the distribution is invested in the Williams-Sonoma, Inc. Stock Fund), or both, and are recorded when paid. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except that if the participant’s vested account balance is $3,500 or less following separation, the Plan will issue the participant a full distribution.

Plan Termination - The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of the Plan termination, participants’ accounts become fully vested and the net assets of the Plan are applied for the exclusive benefit of the participants.

Plan Administrative and Investment Expenses - Administrative expenses incurred by the Plan are paid by the Company. Investment expenses incurred by the Plan generally are paid from Plan assets.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Cash equivalents represent shares in the First American Prime Obligation Short-Term Investment Fund, which are purchased each time a contribution is made. The Plan converts these short-term investments into the Company’s common stock and mutual fund investment funds after each weekly and bi-weekly payroll.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments in common stock and mutual funds are stated at fair value, which is based on publicly quoted market values.

The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with the certain investment securities, it is reasonably possible that changes in the fair market values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Benefits Payable - As of December 31, 2002 and 2001, the following amounts were due to participants who have withdrawn from participation in the Plan:

	2002	2001
Benefits payable	$89,090	$38,870
Deferred benefits payable	13,585,303	10,264,332

Deferred benefits payable represent vested balances payable to all terminated Plan participants who have elected to defer distribution of their account balances.

Related Party Transactions - Certain Plan investments are held in a short-term investment account managed by U.S. Bank. U.S. Bank is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services amounted to $29,238 and $29,628 in 2002 and 2001, respectively.

3.	INVESTMENTS

At December 31, 2002 and 2001, investments included the following, which are 5% or more of the total Plan assets:

	2002	2001
Williams-Sonoma, Inc. Stock Fund:
Number of shares	2,630,800	2,665,602
Per share stock price at December 31	$27.15	$21.45

Total investment	$71,426,220	$57,177,163

On April 15, 2002, the Company’s Board of Directors declared a two-for-one stock split of the common stock of Williams-Sonoma, Inc. The stock split was effected by issuing one additional share of common stock for each outstanding share of the Company’s common stock. The additional shares were distributed on May 9, 2002, to shareholders of record on April 29, 2002. All share and per share amounts presented in these financial statements have been restated to give effect of this stock split.

During the years ended December 31, 2002 and 2001, the Plan’s investments, including investments bought and sold as well as those held during the year, appreciated (depreciated) in value as follows:

	2002	2001
Williams-Sonoma, Inc. Stock Fund	$14,793,742	$29,827,989
Mutual funds	(145,028)	163,889

Total appreciation in fair value	$14,648,714	$29,991,878

4.	INCOME TAX STATUS

On February 11, 2003, the Internal Revenue Service (“IRS”) issued a determination letter that stated the Plan, as amended through December 31, 2002, was qualified and the trust established thereunder tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

	Number of
Security Description	Shares/Units	Fair Value
Williams-Sonoma, Inc. Stock Fund	2,630,800	$71,426,220

Mutual Funds:
Dodge & Cox Balanced Fund	60,331	3,665,100
Vanguard Federal Money Market Fund	1,326,765	1,326,765
Dodge & Cox Stock Fund	2,513	221,263
PIMCO Total Return A Fund	9,824	104,822
PIMCO Small Cap Value A Fund	2,436	47,853
SSgA S&P 500 Index Fund	1,851	26,863
MFS Massachusetts Investors Growth Stock A Fund	1,839	16,973
Templeton Foreign A Fund	326	2,707

Total Mutual Funds		5,412,346

First American Prime Obligation Short-Term Investment Fund*	903,348	903,348

Loans to participants (197 loans at interest rates of 5.25% to 5.75%)		1,660,234

Total		$79,402,148

     *Represents a party-in-interest transaction.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. ASSOCIATE STOCK INCENTIVE PLAN

By: /s/ Sharon L. McCollam

Sharon L. McCollam Executive Vice President Chief Financial Officer Administrative Committee Member
Dated: June 27, 2003

EXHIBIT INDEX

Exhibit Number	Description

23.1	Independent Auditors’ Consent
99.1	Certification of the Administrative Committee, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002